EXHIBIT 99.1

Brookfield Renewable Announces Reset Distribution Rate on Its Series 13 Preferred Units

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, News, April 06, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (“Brookfield Renewable”) (NYSE: BEP; TSX: BEP.UN) today announced that it has determined the fixed distribution rate on its Class A Preferred Limited Partnership Units, Series 13 (“Series 13 Units”) (TSX: BEP.PR.M) for the five years commencing May 1, 2023 and ending April 30, 2028.

Series 13 Units and Series 14 Units

If declared, the fixed quarterly distributions on the Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05% ($0.378125 per unit per quarter).

Holders of Series 13 Units have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on April 17, 2023, to reclassify all or part of their Series 13 Units, on a one-for-one basis, into Class A Preferred Limited Partnership Units, Series 14 (“Series 14 Units”), effective April 30, 2023.

The quarterly floating rate distributions on the Series 14 Units will be paid at an annual rate, calculated for each quarter, of 3.00% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly distribution in respect of the May 1, 2023 to July 31, 2023 distribution period for the Series 14 Units, if declared, will be $0.466743 per unit, payable on July 31, 2023.

Holders of Series 13 Units are not required to elect to reclassify all or any part of their Series 13 Units into Series 14 Units.

As provided in the unit conditions of the Series 13 Units, (i) if Brookfield Renewable determines that there would be fewer than 1,000,000 Series 13 Units outstanding after April 30, 2023, all remaining Series 13 Units will be automatically reclassified into Series 14 Units on a one-for-one basis effective April 30, 2023; or (ii) if Brookfield Renewable determines that there would be fewer than 1,000,000 Series 14 Units outstanding after April 30, 2023, no Series 13 Units will be reclassified into Series 14 Units. There are currently 10,000,000 Series 13 Units outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 14 Units effective upon reclassification. Listing of the Series 14 Units is subject to Brookfield Renewable fulfilling all the listing requirements of the TSX and, upon approval, the Series 14 Units will be listed on the TSX under the trading symbol “BEP.PR.N”.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and decarbonization solutions. Our diversified portfolio consists of hydroelectric, wind, solar, distributed energy and sustainable technology solutions across five continents. Our installed capacity totals approximately 25,400 megawatts and a development pipeline of approximately 110,000 megawatts of renewable power assets, 8 million metric tonnes per annum (“MMTPA”) of carbon capture and storage, 2 million tons per annum of recycled materials capacity and 3 million metric million British thermal units (“MMBtu”) annual capacity of renewable natural gas projects. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable and transition company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$800 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+ (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com